Exhibit 99.1

YUEDA DIGITAL HOLDING (NASDAQ: YDKG) — PRESS RELEASE

Yueda Digital Holding Announces Solon Initiative — Bets on the Enterprise Governance in AI-Agent Finance

Targets the enterprise governance layer between autonomous AI agents and the institutional stablecoin payment infrastructure.

NEW YORK — June 10, 2026 /PRNewswire/ — Yueda Digital Holding ("YDKG" or the "Company") (NASDAQ: YDKG) today announced Solon (https://solon-site.com), the Company's strategic initiative to build a non-custodial control plane for autonomous AI agents that originate on-chain payments. Solon is designed to occupy what the Company believes is the most underdeveloped — and most defensible — layer in the emerging architecture of agent-driven finance: the policy, approval, and audit infrastructure between AI-agent reasoning and the stablecoin payment rails now reaching enterprise scale.

The Strategic Convergence

Two secular shifts are arriving at institutional readiness simultaneously in 2026: autonomous AI agents capable of executing multi-step economic decisions, and stablecoin payment rails capable of settling enterprise transactions at internet speed. Their intersection — agent-originated on-chain payments — is a new category that legacy treasury and compliance systems were not designed to govern. While the protocol layer (including emerging standards such as the x402 payment protocol) and the payment-rail layer are being aggressively built by others including Coinbase, Stripe, and Fireblocks, the Company believes the enterprise governance layer — the policy engine, approval workflow, and audit archive that finance, risk, and compliance teams require before authorising agents to move corporate funds — remains structurally underdeveloped. Solon is engineered to fill that gap.

Architectural Moats

Solon is built on four principles:

●	Non-custodial by design. Solon never holds complete signing authority; it provides a deciding signature in a threshold-signature scheme.

●	Policy as code, archived as evidence. Authorisation policies are versioned data, archived verbatim and quoted in audit evidence.

●	Fail-closed. Any uncertainty — unavailability, ambiguous policy, timeout — results in a refusal to authorise, never default-allow.

●	Open at the edges. Solon interoperates with existing wallets, payment protocols, and treasury systems rather than replacing them.

Strategic Significance

The Company believes the market for enterprise AI-agent governance is structurally a trust market rather than a feature market — one in which leadership is determined by the depth of architectural commitments to non-custody, auditability, and fail-closed defaults. Such commitments are difficult to retrofit, which the Company believes makes them durable moats. The Company expects the 2026–2027 window to be the period during which enterprise governance standards for agent-originated payments are effectively set.

YUEDA DIGITAL HOLDING (NASDAQ: YDKG) — PRESS RELEASE

Executive Comment

"Solon inverts the default of most agent infrastructure: an agent without an explicit, current policy authorisation cannot move money," said Qirui Dou, Chief Executive Officer of Yueda Digital Holding. "We believe this architectural inversion — making safety the default and capability the exception — is the foundation on which enterprise adoption will be built."

About Yueda Digital Holding (formerly known as AirNet Technology Inc.)

YDKG is a Web3 and digital-economy company with a focus on the long-term accumulation of mainstream cryptocurrencies, whether acquired through treasury allocations, strategic investments, or the proceeds of capital transactions. Its principal business activities include: (i) active treasury management of mainstream digital assets; (ii) exploration of compliant, risk-managed yield opportunities, such as staking, on-chain liquidity provision, and other conservative market activities (where permitted); (iii) selective investments and partnerships in Web3 infrastructure and applications; and (iv) advisory services for enterprises entering the digital-asset economy. YDKG aims to compound long-term value while supporting the growth of open blockchain networks.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company's goals and strategies; the Company's future business development; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; changes in applicable laws or regulations; as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission by the Company. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof unless required by applicable laws, regulations or rules.